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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                   FORM 8-A/A
                                (Amendment No. 2)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


     BANKNORTH GROUP, INC. (FORMERLY PEOPLES HERITAGE FINANCIAL GROUP, INC.)
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             (Exact name of registrant as specified in its charter)

                 MAINE                                      01-0437984
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(State of Incorporation or Organization)                  (IRS Employer
                                                        Identification No.)

P.O. BOX 9540, ONE PORTLAND SQUARE, PORTLAND, MAINE         04112-9540
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(Address of principal executive offices)                    (Zip Code)


If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [ ]


If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [x ]



Securities Act registration statement file number to which this form relates:
Not applicable.



  Title of Each Class                  Name of Each Exchange on Which
  to be so Registered                  Each Class is to be Registered
  --------------------                 -------------------------------

  Not applicable.                      Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Share Purchase Rights
                                (Title of Class)



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                           Amendment No. 2 to Form 8-A
                           FILED ON SEPTEMBER 13, 1989


     The undersigned registrant hereby amends Item 1 of its Registration of Certain Classes of Securities Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934, as amended, on Form 8-A, filed on September 13, 1989 and amended on July 27, 1999 (the "Form 8-A"), as set forth below.

Item 1. Description of Securities to be Registered.

     On September 12, 1989, the Board of Directors of Banknorth Group, Inc. (the "Company"), formerly Peoples Heritage Financial Group, Inc., declared a dividend of one preferred share purchase right (as amended, a "Right") for each outstanding share of common stock, par value $0.01 per share, of the Company (the "Common Shares") to stockholders of record at the close of business on September 25, 1989 (the "Record Date"), with such rights to expire on September 25, 1999. On July 27, 1999, the Board of Directors of the Company extended the expiration date of the Rights and adopted certain amendments to the terms of the Rights, and on July 25, 2000 the Board of Directors of the Company adopted certain amendments to the Rights to reflect the change in the name of the Company and the consummation of its acquisition of Banknorth Group, Inc. The description and terms of the Rights, as amended, are set forth in an Amended and Restated Rights Agreement (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").

Purchase Price

     Except as set forth below, each Right, when exercisable, entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock of the Company, par value $0.01 per share (the "Preferred Shares"), at a price of $80 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment.

Flip-In

     In the event that any person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of the outstanding Common Shares (an "Acquiring Person"), each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be null and void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

Flip-Over

     If the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an AcquiringPerson, each holder of a Right (other than Rights beneficially owned by an Acquiring



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Person, each holder of a Right (other than Rights beneficially owned by an
Acquiring Person, which will be null and void) will thereafter have the right to receive that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

Distribution Date

     The Distribution Date is the earlier of

        (i) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of the outstanding Common Shares; or

        (ii) 10 business days (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares.

Transfer and Detachment

     Until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation, also will constitute the transfer of Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will thereafter evidence the Rights.

Exercisability

     The Rights are not exercisable until the Distribution Date. The Rights will expire on September 25, 2009 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

Adjustments

     The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to customary adjustments from time to time to prevent dilution in the event of certain changes in the Preferred Shares or Common Shares


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or distributions on such shares. With certain exceptions, no adjustment in the
Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made, as provided in the Rights Agreement.

Preferred Shares

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

     The value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should, because of the nature of the Preferred Shares' dividend, liquidation and voting rights, approximate the value of one Common Share.

Exchange

     At any time after any person or group becomes an Acquiring Person, and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person, which will have become null and void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share, per Right (subject to adjustment).

Redemption

     At any time prior to any person or group becoming an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.0l per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Amendments

     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds

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described above to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Common Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

Rights and Holders

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Anti-takeover Effects

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to any offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at the Redemption Price prior to the time that a person or group has acquired beneficial ownership of 15% or more of the Common Shares.

Further Information

     A copy of the Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights is attached hereto as Exhibit 4.1 and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement.

Item 2. Exhibits.

         Exhibit No.       Description
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            4.1            Amended and Restated Rights Agreement, dated as of
                           September 12, 1989 and amended and restated as of July 27, 1999 and as of July 25, 2000, between the
                           Company and American Stock Transfer & Trust Company, as Rights Agent, which includes the form of Amended and Restated Statement of Resolution setting forth the terms of the Series A Junior Participating
                           Preferred Stock, par value $0.01 per share, as Exhibit A, Right Certificate as Exhibit B and the
                           Summary of Rights to Purchase Preferred Shares as
                           Exhibit C.




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                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed by the undersigned, thereunto duly authorized.


                                       BANKNORTH GROUP, INC.


                                       By: /s/ William J. Ryan
                                          --------------------------------
                                          Name:  William J. Ryan
                                          Title: Chairman, President and Chief
                                                 Executive Officer




Dated: July 25, 2000




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                              BANKNORTH GROUP, INC.
                                 Amendment No. 2
                                       to
                       Registration Statement on Form 8-A

                                  Exhibit Index

EXHIBIT
NO.              DESCRIPTION
-------          -----------

4.1 Amended and Restated Rights Agreement, dated as of September 12, 1989 and amended and restated as of July 27, 1999 and as of July 25, 2000, between the Company and American Stock Transfer & Trust Company, as Rights Agent, which includes the form of the Amended and Restated Statement of Resolution setting forth the terms of the Series A Junior Participating Preferred Stock, par value $0.01 per share, as Exhibit A, Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C.



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